Exhibit (a)(1)(E)

May 28, 2014

Dear Unitholder in Empire State Realty OP, L.P. (ESRO):

Unitholders who rely on income generated by their investments have expressed a desire to obtain more distributions from their ESRO investment.

We now offer you the option to exchange some or all of your existing units in ESRO one-for-one, for new Private Perpetual Preferred Units. If you exchange, you will receive an increase in annual distribution from the current rate per unit of $0.34 to $0.60, an increase of more than 75%. The exchange will continue deferral of your embedded taxable gain. This is a private transaction, and is only available to ESRO investors. There will be no public offering of the Private Perpetual Preferred Units.

As an example of the increase in distribution to be made available through the exchange, a holder of 10,000 units who now receives distributions of $3,400 each year would receive distributions of $6,000 per year from 10,000 units of the new Private Perpetual Preferred Units. These distributions will have seniority over distributions on your current ESRO units and Class A and Class B common shares.

Each new Private Perpetual Preferred Unit will have a fixed liquidation value of $16.62, which is equal to the closing price of the Class A common stock of Empire State Realty Trust, Inc. (“ESRT”), on the New York Stock Exchange on May 23, 2014, the day prior to the printing of the enclosed offering materials. We do not have the right to redeem the Private Perpetual Preferred Units except upon sale or change of control of the Company, in which case the redemption price payable to you would be 200% of your liquidation value.

An exchange may not be suitable for you. The Private Perpetual Preferred Units should be considered illiquid. We do not intend to list the Private Perpetual Preferred Units on any exchange. Unlike your existing units, the new units will not be convertible or exchangeable into any other security. If you exchange your existing units for new Private Perpetual Preferred Units, you also give up the right to any future appreciation of our Company as a whole.

When we made the Private Perpetual Preferred Unit distribution rate more than 75% higher than the current distribution rate payable of your ESRO units, we did not consider the current yield of preferred securities of any other public REIT. While other preferred securities can be purchased to replace your ESRO units at significantly higher dividend yields, such replacement would require that you sell your ESRO units, pay tax, and reinvest a post-tax amount.

We are offering to exchange a maximum of 15,000,000 preferred units for our outstanding units in Series ES, Series 60, Series 250, and Series PR (or approximately 10.0% of the total number of outstanding units). If more than 15,000,000 outstanding units are tendered for exchange, we will acquire units on a pro rata basis from all tendering holders according to the number of units tendered by each holder.

Our exchange offer will expire at midnight, New York City time, on June 26, 2014, unless extended or earlier terminated by us.

You must make your own decision whether to tender any or all of your existing units for preferred units. None of ESRO, ESRT, the information agent, the depositary or any other person is making any recommendation as to whether or not you should make this exchange.

If you are interested, you should review the enclosed offering materials carefully.

If you would like to hear a pre-recorded conference call with me and Executive Vice President and General Counsel Thomas N. Keltner regarding the exchange offering, please call toll-free (877) 870-5176 and enter code 227853, or go to the Presentations tab of the Investor Relations section at www.empirestaterealtytrust.com. The Q&A component of our call with be updated periodically to reflect investor questions. Please feel free to submit a question for that purpose at any time by email to ppp@empirestaterealtytrust.com.

If you have transferred any security from AST to a brokerage account, you will also receive another package containing a slightly different Letter of Transmittal for each Series of units held by you in such brokerage account (without the item 2 instruction booklet). Please call the information agent MacKenzie Partners, Inc. at the number below with any question.

It is necessary to complete forms from each package, if you want to exchange the applicable units for Private Perpetual Preferred Units. We apologize for any duplication due to the different protocols of two different mailing services. There are slight differences in format between the two packages, and we encourage you to contact the information agent with any question.

If you have any question, need additional copies of the documents, or require assistance in completing the related forms, you may contact the information agent, MacKenzie Partners, Inc., toll-free at (888) 410-7850.

Sincerely,

EMPIRE STATE REALTY OP, L.P.
By: Empire State Realty Trust, Inc., its general partner

Anthony E. Malkin
Chairman, Chief Executive Officer and President